Direct Phone: 703.618.2503

jeffrey.li@fisherBroyles.com

March 22, 2024

Confidential

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eastern International Ltd.
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Eastern International Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value $0.0001 per share via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company has included in this submission its consolidated financial statements as of March 31, 2023 and 2022 and for each of the two years ended March 31, 2023 and 2022. The Company has omitted from the Draft Registration Statement its unaudited interim consolidated financial statements and selected financial information as of September 30, 2023 and for the six months ended September 30, 2023 and 2022 as it reasonably expects that the omitted financial information will not be required at the time when the registration statement is publicly filed.

As an emerging growth company, the Company has omitted selected financial information for the years before the year ended March 31, 2022. In subsequent submission and depending on the timing of such submission, the Company plans to include, for the Staff’s review, audited consolidated financial statements for the year ended March 31, 2024. Prior to the distribution of a preliminary prospectus, the Company will amend the draft Registration Statement to include all financial statements required by Regulation S-X at the date of the amendment.

The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering.

If you have any questions regarding the Draft Registration Statement, please contact me by phone at 703-618-2503 or via e-mail at Jeffrey.li@fisherbroyles.com.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc: Albert Wong, Chief Executive Officer of Eastern International Ltd.